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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                           ALYSIS TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

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                           ALYSIS TECHNOLOGIES, INC.
                       (NAME OF PERSON FILING STATEMENT)

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                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                  02261D 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 KEVIN D. MORAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           ALYSIS TECHNOLOGIES, INC.
                         1900 POWELL STREET, SUITE 110
                          EMERYVILLE, CALIFORNIA 94608
                                 (510) 450-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

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                                   COPIES TO:
                            STEVE L. CAMAHORT, ESQ.
                            HERBERT P. FOCKLER, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

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/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

         This Amendment No. 1 ("AMENDMENT NO. 1") to Schedule 14D-9 amends and supplements the Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "COMMISSION") by Alysis Technologies, Inc., a Delaware corporation (the "COMPANY"), on March 29, 2001. The Schedule 14D-9 relates to the tender offer being made by Maui Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Pitney Bowes Inc., a Delaware corporation ("PARENT"), disclosed in a Tender Offer Statement on Schedule TO, dated March 29, 2001 and filed with the Commission, to purchase all the outstanding shares of (a) common stock, par value $0.01 per share (the "Common Shares") and (b) class B common stock, par value $0.01 per share (the "Class B Shares," and together with the Common Shares, the "Shares"), of the Company at a price of $1.39 per Share, net to the sellers in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 29, 2001 (as it may be amended from time to time), and the related Letter of Transmittal included in the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the
Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The last section of Item 3, EMPLOYMENT AGREEMENTS, of the Schedule 14D-9 is hereby amended and restated as follows:

         "EMPLOYMENT AGREEMENTS. Messrs. Flynn and Clarke's Employment Agreements provide for an initial one-year term, after which these Employees will become "at-will" employees of Parent. Messrs. Mangiaratti and Provenzano's Employment Agreements provide for an "at-will" employment relationship.

         The Employment Agreements provide that Messrs. Flynn, Clarke, Mangiaratti and Provenzano will serve as Chief Operating Officer of docSense (a division of Parent), Vice-President--Product Development of docSense (a division of Parent), Vice-President--Engineering of docSense and Vice President--Digital Document Delivery Worldwide Sales of docSense, respectively, with annual base salaries of $225,000, $195,000, $170,000 and $175,000, respectively. Each
Employee also will be eligible to receive an annual incentive award ranging from 40% to 50% of his annual base salary, except for Mr. Provenzano who will be eligible to earn an annual sales commission targeted at (but not limited to) 100% of his annual base salary. In addition, Messrs. Flynn, Clarke and Provenzano will be entitled to retention bonuses in the amount of $409,400, $402,500 and $80,000, respectively, payable in quarterly installments unless, with respect to Messrs. Flynn and Clarke only, the employment relationship is terminated for Cause, Disability, Death (as such terms are defined in each of the Employment Agreements) or voluntary resignation and, with respect to Mr. Provenzano only, the employment relationship is terminated for cause or voluntary resignation. Finally, Messrs. Flynn, Clarke, Mangiaratti and Provenzano will receive non-qualified stock options to purchase 5,600, 4,400, 3,000 and 4,400 shares of common stock of Parent, respectively, subject to the approval of Parent's board of directors. The options, if approved, will vest over a four-year period. None of the Employees has the ability to own equity in the surviving company after the Merger.

         The financial terms of Mr. Flynn's Employment Agreement described above depart from the terms of his employment agreement with the Company (the "Prior Agreement"). Under the Prior Agreement, Mr. Flynn was employed as Executive Vice-President and Chief Operating Officer of the Company with an annual base salary of $225,000. He was eligible for a 50% year-end bonus calculated on his base salary, commencing in 2001. He also received options to purchase 100,000 Common Shares, at an exercise price equal to the closing price of the Common Shares on the OTCBB on December 1, 2000, vesting over a three-


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year period. The vesting of these options is expected to accelerate upon the change of control. Therefore, these options will all be vested upon completion of the Offer."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         The first paragraph under BACKGROUND OF THE TRANSACTION is amended and restated as follows:

         "On an ongoing basis, the Board of Directors of the Company evaluates the Company's strategic alternatives, including potential business combinations and strategic investments. In September 2000, the Board of Directors retained First Union to assist the Company's management in this evaluation. The Company's management and First Union identified and contacted eighty-eight (including Parent) prospective strategic and financial partners for the Company based on strategic fit and their determination of which entities would most likely be interested in engaging in a strategic combination or arrangement with the Company. Twenty-three of those parties expressed an interest in a potential transaction and were provided with a limited amount of information concerning the Company after executing appropriate confidentiality agreements. Of the twenty-two parties other than Parent that requested and received confidential information concerning the Company, only four met with the management of the Company. Of the four parties that met with the management of the Company, two expressed an interest in further discussions with the Company, and one, Parent, submitted a preliminary offer to acquire the Company."

         The sixth paragraph under BACKGROUND OF THE TRANSACTION is amended and restated as follows:

         "On January 20, 2001, First Union made a presentation to the Board of Directors regarding the two preliminary offers submitted, including Parent's. Parent's offer was to acquire the Company through a cash tender at an aggregate value of $25.0 million to $30.0 million, less deductions for transaction costs, severance and retention costs and any other material issues found in due diligence that might have a negative effect on the value of the Company. The other offer was to acquire the Company for an aggregate value of approximately $25.0 million, part of which was to be paid in cash and part of which was to be paid in the capital stock of a privately-held company.

         After evaluation of the two offers as to which proposal was in the best interests of the Company and its stockholders, the Board of Directors agreed to pursue further discussions with Parent based on several factors, including that:

- the proposed consideration offered by Parent consisted entirely of cash and the fact that Parent has significant capital resources, which the Board of Directors believed would enable the proposed transaction to proceed quickly;

- Parent had worked with the Company over a number of years and had already conducted a due diligence review of the Company and its operations, which the Board of Directors believed would further expedite the proposed transaction; and

- the proposed terms of the offer and the procedures required in order to effect the transaction offered by Parent were more likely to result in the consummation of the transaction.

By contrast, the Board of Directors concluded that the alternative offer was less favorable based on a number of factors, including that:

- the proposed consideration offered by the acquiror consisted of both cash and the capital stock of the acquiror, a privately-held company, which the Board felt would offer less liquidity to the Company's stockholders and was more difficult to value than an all cash offer;


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-        the acquiror had no previous relationship with the Company, which the
         Board of Directors believed would significantly lengthen the time required to complete the transaction due to required due diligence on the part of both parties; and

- the proposed terms of the offer and the procedures required in order to effect the transaction were less likely to result in the consummation of the transaction."

         A new penultimate paragraph under the REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY is included as follows.

         "As indicated in its opinion, First Union believes that the stockholders of the Company are not entitled to rely on this opinion. This belief of First Union is based on a statement in the engagement letter, dated September 13, 2000, between the Company and First Union that if and when delivered First Union's opinion would be solely for the information and use of the Board of Directors of the Company. The Company is unaware of any applicable state law authority that supports First Union's belief that this provision of the engagement letter would in fact provide a defense for First Union against any claimed reliance by the Company's stockholders. The availability of such a defense to First Union will be resolved by a court. The resolution of this issue will have no effect on the rights and responsibilities of the Board of Directors of the Company under either applicable state law or under federal securities laws."

ANNEX B  FAIRNESS OPINION OF FIRST UNION SECURITIES, INC.

         The first sentence of the penultimate paragraph of ANNEX B, the fairness opinion of First Union Securities, Inc., is amended and restated as follows:

         "It is understood that this letter is for the information and use of the Board of Directors of Alysis in connection with the Transaction and shall not confer any rights or remedies upon the shareholders of Alysis or any other person or be used or relied upon for any other purpose."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date:  April 13, 2001                   ALYSIS TECHNOLOGIES, INC.


                                        By:  /s/  Kevin D. Moran
                                            -----------------------------------
                                             Name:    Kevin D. Moran
                                             Title:   Chief Executive Officer






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